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VIA EDGAR AND ELECTRONIC MAIL
Division of Corporation Finance
Office of Industrial Applications and Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-6010
Attention:    Al Pavot
Li Xiao
Conlon Danberg
Jane Park
Re:    Shoulder Innovations, Inc.
Draft Registration Statement on Form S-1
Submitted April 17, 2025
CIK No. 0001699350
To the addressees set forth above:
On behalf of our client, Shoulder Innovations, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in its letter dated May 14, 2025, relating to the Company’s Draft Registration Statement on Form S-1 submitted on April 17, 2025 (the “Registration Statement”).
The Company has confidentially submitted today Amendment No. 1 to the Registration Statement (“Amendment No. 1”), together with this letter, via EDGAR submission. For the Staff’s reference, we are providing to the Staff by electronic mail copies of this letter as well as both a clean copy of Amendment No. 1 and a copy marked to show all changes from the Registration Statement.
For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 1.

May 23, 2025 Page 2
Draft Registration Statement on Form S-1
Prospectus Summary, page 2
1.    We note your statement that certain conditions that can result in shoulder pain and reduce functionality result in more than eight million estimated physician visits annually in the United States. Please provide the source of this estimate.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 4, 101 and 110 of Amendment No. 1.
2.    We note your statement that “for the three months ended March 31, 2025, nine surgical plans were created using ProVoyance for every ten surgical cases, representing an implied utilization rate of 90%.” Please revise to provide greater detail of how this data was obtained, including the size, jurisdiction, and scope of the study, as applicable. Please also clarify what you mean by an implied utilization rate and explain the difference, if any, between an implied utilization rate and a utilization rate in this context. If known and to the extent it is materially different, please also disclose the percentage of procedures using your advanced implant systems that also used your ProVoyance technology during the applicable period.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 103, 106 and 121 of Amendment No. 1, including to clarify that nine surgical plans were created using ProVoyance for every ten systems sold. The Company respectfully advises the Staff that this information is based on real-world data from its customers and the actual number of implant systems sold during the respective period. The ProVoyance technology tracks and reports each surgical plan it is used to create. Based on those reports, the Company advises the Staff that a total of 1,303 surgical plans were created using ProVoyance during the three months ended March 31, 2025. During the same period, the Company sold 1,443 implant systems, which, when considered against the 1,303 surgical plans created during the same period, yields an implied utilization rate of 90%. As the Company’s systems are sold and delivered for use in connection with shoulder arthroplasty procedures, the Company respectfully advises the Staff that it believes there is no material difference between the implied utilization rate as currently disclosed and the percentage of procedures using the Company’s implant systems that also used ProVoyance surgical plans.
3.    We refer to your disclosure that you initially launched your InSet Glenoid product in 2016, began using ProVoyance in 2021, and launched your initial I-Series system, the InSet 95 Humeral Stem, in 2023 and that you anticipate pursuing FDA clearance of additional I-Series implants, such as the InSet 70, InSet 135 and InSet 185 stems, over the next twelve months. You also state on page 48 that your “systems are regulated as medical devices in the United States.” Please revise your disclosure in this section to clarify the timeline for the development of each of your products since your inception. In your revised disclosure, please also discuss the FDA’s classification of each product as a medical device into one of three classes (Class I, Class II, and Class III) depending on its level of risk, specify when

May 23, 2025 Page 3
you obtained FDA approval for each product, and disclose the current status of development of your InSet 70, InSet 135 and InSet 185 stem products.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 103 of Amendment No. 1.
4.    We refer to your statements here and elsewhere in the registration statement that your ProVoyance technology is cleared by the FDA for preoperative shoulder planning on the FDA’s AI/ML-enabled medical devices list. In an appropriate section of your registration statement, please describe the approval process for the FDA’s AI/ML enabled medical devices, including any material differences from the FDA’s classification of and approval pathways for medical devices.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 103 and 121 of Amendment No. 1.
Market Overview, page 4
5.    We note your statement that the shoulder arthroplasty market in the United States is expected to grow by greater than 10% annually through 2029. Please revise to provide a specific estimated growth rate or a range of estimated growth rates. Additionally, please clarify whether this estimate is provided by a third party or made by your management and provide the basis, source and material assumptions for such estimate, as applicable.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 101 and 110 of Amendment No. 1.
6.    Please disclose how the $1.7 billion estimate of the total international shoulder arthroplasty market for 2025 is calculated and discuss any material assumptions or estimates underlying the calculation. To the extent the estimate is based in part on your average sales price in the United States, please note whether any adjustments were made to the average sales price and any potential challenges or uncertainties regarding international sales, such as different reimbursement regimes or issues related to government payors.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 101, 108, and 110 of Amendment No. 1. The Company respectfully submits to the Staff that this international shoulder arthroplasty market estimate is not based in part on the Company’s average sales price in the United States.
Product Liability Claims, page 23
7.    In order for readers to better assess this risk, please expand this risk factor to disclose whether product liability claims, lawsuits or recalls have actually materially impacted your business, financial condition or results of operations. As a related matter, expand your financial statement notes to disclose your product warranty term, as well as any material

May 23, 2025 Page 4
product warranty liabilities in accordance with ASC 460-10-50-8. If not material, disclose that fact.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 25 and F-23 of Amendment No. 1.
Risk Factors,
We are and in the future may be subject to claims that we or our employees have misappropriated the intellectual property . . .,page 46
8.    We note your reference here to certain patents and patent applications licensed from Boston University that were made with financial assistance from the federal government. Please clarify if you license any material intellectual property rights other than pursuant to the software license agreement with Genesis Software. If so, please describe the material terms of the licenses and license agreements in the Intellectual Property section of your prospectus.
Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that the Company does not license any material intellectual property rights other than pursuant to the software license agreement with Genesis Software. In response to the Staff’s comment, the Company has revised the disclosure on page 47 of Amendment No. 1.
Internal Controls, page 59
9.    Please expand your disclosure to clarify whether there are any identified material weaknesses in your internal controls.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 60 of Amendment No. 1 to clarify that the Company has not identified a material weakness in its internal control over financial reporting to date.
Use of Proceeds, page 75
10.    To the extent known, please revise to disclose the approximate amount of proceeds you intend to allocate toward each of the purposes identified in this section. Please also confirm whether you intend to use the proceeds of the offering towards the development of any specific products, and if so, how much you intend to allocate and how far the proceeds from the offering will allow you to proceed with such programs, as applicable. We note your disclosure on pages 84 and 86 that you anticipate that you will “continue to invest significantly in product development” and expect your “research and development expenses to increase as you pursue development of new products and product enhancements.” Refer to Instruction 3 to Item 504 of Regulation S-K.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 75 of Amendment No. 1. The Company also respectfully submits to the Staff that

May 23, 2025 Page 5
the Company does not currently intend to use the proceeds to develop a specific product but will instead use the proceeds more generally to advance the Company’s technology and innovate on its implant systems.
Net Revenue, page 85
11.    Please expand your disclosure to address the historical and expected future impact of the downward pricing pressures highlighted on page 24. If the impact has been immaterial, please disclose that information here and on page 24.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 26 and 86 of Amendment No. 1.
Critical Accounting Policies, page 94
12.    We note that inventories constitute your largest asset and that inventory adjustments adversely impacted your 2024 gross margin. Given that the December 31, 2024 inventory balance is almost twice the amount of your annual cost of goods sold, it is not clear whether the asset balance includes a substantial amount of aged inventory. We note that you track the age of your inventory items (page F-9) and that obsolescence has been identified as a material risk (pages 28 and 30). Please provide a critical accounting policy disclosure that quantifies the extent to which your inventory asset balance includes products for which there were no material sales during the most recent quarter. Disclose the amounts of inventory on hand that you determined to be obsolete or unmarketable. Reconcile this data with your conclusion that the $287K inventory reserve at December 31, 2024 is adequate. Explain why none of your inventory has been classified as long-term. See Item 303(b)(3) of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that, inherent to the Company’s business model, the Company maintains larger quantities of inventory due to the various sizes of the Company’s implants. Each set to be utilize in a surgery contains a full suite of implant sizes to provide options for the surgeon to meet the needs of each individual patient. In addition, the Company’s representatives that are present in the operating rooms (“OR”) have another full suite of implants because sites of care and surgeons require, as a contingency, two of every implant size in the OR for each surgery.
Furthermore, the Company has experienced significant year-over-year revenue growth of greater than 90% and 64% in 2023 and 2024, respectively. The inventory balance has been growing proportionately with the growth of the Company’s revenue and will continue to grow as the Company’s revenue continues to increase. Implant inventory typically has a five-year shelf life and can be re-sterilized and packaged upon expiration, resulting in an extended shelf life. Based on the Company’s anticipated future growth, the Company does not expect to have additional material inventory obsolescence issues, other than that already reserved under the current methodology. The Company respectfully submits that it expects the cost of goods sold in the upcoming twelve months

May 23, 2025 Page 6
to exceed current inventory levels. As a result, the Company advises the Staff that its inventory is not classified as long-term.
The Company has a policy for reserving inventory that is expected to become obsolete and has reserved based on that methodology, which the Company believes is appropriate based on the Company’s current operating plan and forecasted revenue growth.
Given the facts above, the Company believes that obsolete inventory does not rise to the level of a critical accounting estimate under Item 303(b)(3) of Regulation S-K.
Market Dynamics in Shoulder Arthroplasty, page 107
13.    We note your statement that “ASCs have emerged as a low-cost site of care and ambulatory-based outcomes have been demonstrated to be positive relative to hospital-based outcomes.” Please briefly describe the way ambulatory-based outcomes have been demonstrated to be positive relative to hospital-based outcomes, including any applicable metrics used to measure the relative outcomes.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 111 of Amendment No. 1.
Independent Distributor Network, page 119
14.    We refer to your disclosure here and on pages 20 and 102 that you rely on an independent distributor network comprised of 25 independent distributors with an aggregate of 140 trained agents to sell your implant systems to hospitals. Please also disclose whether you have entered into any agreements with the distributor network or independent distributors, and if so, please provide a brief description of the material terms of any such agreement. If material, please also file such agreement as an exhibit to the registration statement as required by Item 601(b)(10) of Regulation S-K, or explain to us why you believe you are not required to do so.
Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that, as disclosed previously disclosed on page 114 the Registration Statement, the Company has disclosed that “[I]n most cases, these distributors are focused on the orthopedic market and sign exclusive agreements to carry our systems as their dedicated shoulder solution,” indicating that the Company does enter into written agreements with such distributors. The Company also respectfully submits to the Staff that there are no material terms contained in any such agreements with its distribution network.
With respect to the Staff’s comment regarding filing such agreements as exhibits, the Company respectfully submits to the Staff that the form of sales agency agreement between the Company and its independent distributors is not a material agreement of the type specified under Item 601(b)(10) of Regulation S-K and, as a result, it is not required to be filed as an exhibit to Amendment No. 1. Item 601(b)(10)(i) of Regulation S-K generally provides that a registrant must file every contract not made in the ordinary course of business that is material to the registrant. In addition, Item 601(b)(10)(ii) of

May 23, 2025 Page 7
Regulation S-K states that “[I]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.”
Contracts Not Made Outside the Ordinary Course of Business
The Company respectfully advises the Staff that its sales agency agreements are not made outside the ordinary course of business. As described in Amendment No. 1, the Company is engaged in providing advanced implant systems for shoulder arthroplasty through an ecosystem comprised of its advanced implant systems, ProVoyance preoperative planning technology, efficient instrument system, specialized support and surgeon-to-surgeon collaboration. The Company regularly enters into sales agency agreements with independent distributors to conduct the sale of its advanced implant systems to acute care hospitals and ambulatory surgery centers. As such, the Company believes that the sales agency agreement is of a type that ordinarily accompanies its business. Accordingly, the Company respectfully advises the Staff that it does not believe that the sales agency agreement is required to be filed under Item 601(b)(10)(i) of Regulation S-K.
The Company’s Business is Not Substantially Dependent on any one Sales Agency Agreement
The Company acknowledges that even agreements entered into in the ordinary course of business may need to be filed if they fall within one of the categories enumerated in Item 601(b)(10)(ii). The Company respectfully advises the Staff that the only such category of agreement potentially relevant to the sales agency agreements is described in subsection (B) of Item 601(b) (10)(ii), which refers to a “contract upon which the registrant’s business is substantially dependent.” Examples of substantial dependence include any contract to “purchase the major part of registrant’s requirements of goods, services or raw materials or any…license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”
The Company respectfully advises the Staff that it is not substantially dependent on its sales agency agreements because the Company has sales agency agreements with a variety of independent distributors, and if the Company were to receive notice from any one independent distributor of its intent to terminate the relevant agreement, the Company believes that it could readily transition to one or more alternative sources. Furthermore, in addition to its independent distribution network, the Company also utilizes its dedicated commercial leaders and CEME team to help sell its advanced implant systems to customers. For the foregoing reasons, the Company does not believe that its business is substantially dependent on its sales agency agreements and therefore is not required to file the relevant form of agreement as an exhibit under Item 601(b)(10)(ii)(B) of Regulation S-K.

May 23, 2025 Page 8
Clinical Overview, page 120
15.    We refer to your disclosure on page 121 that you have contributed to numerous publications since your founding. Please clarify in this section, including the table summarizing the select publications and studies, and in greater detail elsewhere in the registration statement to disclose whether you funded or sponsored the clinical studies and if your employees were involved in both the studies and publications.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 126 and 129 of Amendment No. 1.
Intellectual Property, page 125
16.    We note your statement that the estimated patent expiration dates you provided “should not be relied upon for any purpose.” Please remove this statement as investors are entitled to rely on your disclosure.
Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that the Company has removed this statement from Amendment No. 1.
17.    We note your disclosure relating to your eleven issued U.S. patents, seven issued foreign patents, twelve pending U.S. non-provisional patent applications and seventeen pending foreign patent applications. Please expand your tabular disclosure to include each material pending patent application. For each material patent or patent application, please revise to include a more detailed description of the scope and technology for each patent or patent application, the type of patent protection (composition of matter, use, or process), and expiration dates. We also note that twelve issued U.S. patents are listed in the tabular disclosure of your owned patents. Please reconcile your disclosure accordingly.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 130 to 133 of Amendment No. 1.
Competition, page 129
18.    We note your disclosure throughout the registration statement that you currently offer “highly differentiated” shoulder implant systems for shoulder arthroplasty. We also refer to your disclosure here and on page 19 that you compete with large, multinational companies and smaller orthopedic companies, such as Arthrex, Enovis, Exectech, Johnson & Johnson, Smith & Nephew, Stryker, and Zimmer Biomet. Please revise your disclosure in this section to clarify whether any of your competitors also offer alternatives to traditional glenoid implants and humeral stem technologies.
Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 20 and 137 of Amendment No. 1. to reflect, among other things, the fact that the Company’s competitors continue to innovate on traditional implants and technologies.

May 23, 2025 Page 9
Legal Proceedings, page 139
19.    To the extent material, please provide a description of the factual basis alleged to underlie the counterclaim filed by Catalyst and the relief sought in the counterclaim. Please refer to Item 103(a) of Regulation S-K.
Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that the Company has considered Item 103(a) of Regulation S-K and has determined that the counterclaim filed by Catalyst and the relief sought in such counterclaim are not material.
Statements of Operations, page F-5
20.    Based on your disclosures in Note 12, it appears that the cost of goods sold line item excludes depreciation and amortization expense. Please revise your presentation consistent with the guidance in SAB 11:B. You also disclosed in Note 1 that you reclassified depreciation expense on surgical instruments from cost of goods sold to selling, general and administrative expense for 2023 and since. Expand your disclosure to discuss your operating and sales process involving surgical instruments, including whether they are sold separately or in combination with your implant systems, or if they are distributed for free to surgeons and hospitals. Explain to us your consideration for their impact in revenue recognition, as well as your basis for reclassifying them from cost of goods sold. In that regard, we note instruments account as your largest property and equipment item as shown in Note 4.
Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that the Company does not identify providing the surgical instruments to its customers as a promise to its customers. Rather, the Company believes that it benefits from the use of the surgical instruments by its customers through increased sales and market penetration. Specifically, the Company notes that it is not obligated to provide surgical instruments pursuant to its contracts with its customers. Rather, the Company voluntarily provides the surgical instruments to customers to allow for a better product experience and to make the implantation processes easier. In this regard, the Company views the surgical instruments as a marketing tool as the ease of use is expected to generate additional sales to current customers. Further, due to the nature of the Company’s customer base, the Company believes that positive peer perspectives from the use of its surgical instruments will generate additional product sales. The Company further notes that its surgical instruments are not required to be used to perform the procedures, and the Company would not be in default under its arrangements nor would the transaction price change if the surgical instruments were not included in the kit. Accordingly, the Company has concluded that providing the surgical instruments to its customers (and any cost associated with the depreciation of such) is not a fulfillment cost but rather a selling, general and administrative expense.
The Company provides surgical instruments that are utilized in surgery by surgeons and hospital staff free of charge. Revenue is recognized when the Company has received a purchase order and appropriate notification that the product has been used or implanted.

May 23, 2025 Page 10
Products are primarily transferred to customers at a point in time. The surgical instruments are provided to surgeons and hospital staff with the ability to be used in surgery with the Company’s products. The Company does not provide implants without instruments as the surgical instruments make the process of implanting the Company’s product easier, resulting in a better experience for the physician and improved outcomes for patients. As previously noted and given the facts above, the surgical instruments are not considered a promised good or service by the Company and providing the surgical instruments to its customers is not required for the Company to satisfy its performance obligation. The customer contracts for the purchase of implants, not surgical instruments.
Notwithstanding this conclusion, the Company assessed if there was an implied promise to its customers to provide use of its surgical instruments during the surgical procedure. In this regard, the Company has reviewed customer arrangements to determine if the use of surgical instruments constitutes a lease under ASC 842 - Leases. The Company has determined that arrangements with customers do not contain an implied lease of the surgical instruments. This is because the customers are not able to make decisions about the use of the surgical instruments that affect the output of the surgical instruments. Specifically, the Company notes that how, and for what purpose, the surgical instruments can be used are predetermined and the instruments are specifically designed to be used with the Company’s product (i.e., the surgical instruments cannot be used with any other products). The decisions that the Company’s customers make do not affect the output of the instrument use. In this regard, the customer is not operating the surgical instruments and therefore the Company would not identify the surgical instruments as a lease even if the Company had an implied promise to provide its customers with the right to use the surgical instruments. The Company also notes that the customers do not obtain control of the surgical instruments and would therefore not be identified as an implied promise in the scope of ASC 606 – Revenue from Contracts with Customers.
In response to the Staff’s comment, the Company has revised the disclosure on page F-21 of Amendment No. 1. to incorporate the operating and sales process involving surgical instruments, including that the instruments are not sold separately or in combination with the Company’s implant systems as they are provided for free to surgeons and hospitals who do not obtain control of the underlying instrumentation. Surgical instruments are owned and controlled by the Company and are considered long-lived assets in accordance with the authoritative guidance included in ASC 360 – Property, Plant and Equipment. In this regard, (i) these assets are used by the Company to generate long-term economic benefits, (ii) the Company has the right to control the use of these assets and (iii) the Company bears the risk and reward associated with these assets.
Revenue Recognition, page F-11
21.    You disclose that in addition to your advanced implant system, your ecosystem is also comprised of ProVoyance preoperative planning technology, efficient instrument system, specialized support and surgeon-to-surgeon collaboration. Explain to us, and revise if necessary, whether any of these other components constitutes an additional performance obligation under ASC 606.

May 23, 2025 Page 11
Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that, as noted in its response to Comment 20 above, the Company does not view the use its instrument system (i.e., surgical instruments) to be a promise in its contracts with its customers.
The Company further notes that the ProVoyance preoperative planning technology is provided free of charge for prospective customers to use in determining if the Company’s implants are a viable option. The Company provides free access to the Company’s ProVoyance preoperative planning technology as a marketing tool to prospective customers as a means of making potential customers aware of the capabilities of its products and to demonstrate the ease of implantation. In this regard, the Company believes the benefit of the free access to the ProVoyance technology is a marketing tool. Upon using the technology, a surgeon is not committing to using the Company’s products, and therefore, the Company is not entitled to any consideration for the use of ProVoyance technology. Accordingly, the Company is not entitled to consideration in exchange for a potential customer’s use of the ProVoyance technology. Further, the use of the ProVoyance technology is not required in order to use the Company’s implant systems; customers can purchase and use the Company’s products without the use of the ProVoyance technology. Similar to its surgical instruments, the Company considers the ProVoyance preoperative planning technology a long-lived asset used to generate long-term economic benefits for the Company.
In addition, the Company advises the Staff that surgeon-to-surgeon collaboration represents interactions between surgeons both on a private basis or through educational or peer events that the Company coordinates. The Company offers these events as a means of making potential and existing customers aware of the capabilities of its products and to foster collaboration and shared learnings among the surgeon community generally. The Company is not obligated to provide or offer these events and the events are provided free of charge. As a result, the Company respectfully advises the Staff that it does not believe that the surgeon-to-surgeon collaboration is a performance obligation of the Company.

General
22.    Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.
Response: The Company respectfully acknowledges the Staff’s comment and will supplementally provide such written communications to the Staff under cover of a separate letter.
*********

May 23, 2025 Page 12
We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (714) 755-8051 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ Ross McAloon
Ross McAloon
of LATHAM & WATKINS LLP
Enclosures
cc: (via e-mail)
Robert Ball, Chief Executive Officer, Shoulder Innovations, Inc.
B. Shayne Kennedy, Latham & Watkins LLP
J. Ross McAloon, Latham & Watkins LLP
Denny Won, Cooley LLP
Charles S. Kim, Cooley LLP
Kristin VanderPas, Cooley LLP
Dave Peinsipp, Cooley LLP